

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 29, 2016

T. Robert Christ
Chief Financial Officer
ALJ Regional Holdings, Inc.
244 Madison Avenue, PMB #358
New York, NY 10016

Re: **ALJ Regional Holdings, Inc.**
Form 10-12B
Filed February 2, 2016
File No. 001-37689

Dear Mr. Christ:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Item 1. Business

Faneuil

Customers, page 2

1.   You disclose that for the fiscal year ended September 30, 2015, Faneuil had one customer that accounted for approximately 34.2% of its net revenue (or approximately 24.4% of your total consolidated net revenue). You disclose further in the first risk factor on page 8 that one contract represented 19.7% of Faneuil's net revenue (or approximately 14.0% of your total consolidated net revenue) for fiscal 2015. Please tell us how you determined that any contract(s) with Faneuil's largest customer and the contract that generated 19.7% of its fiscal 2015 revenues are not required to be filed as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 1A. Risk Factors

Risks Related to our Business Generally and our Common Stock, page 14

2.   We note that your officers and directors as a group own 50.36% of your outstanding common stock. Please revise to address any significant risks posed by this concentration of ownership.

3.   Please tell us what consideration you gave to including a risk factor that discusses the dilution to shareholders that would result from future equity offerings, including the effects of issuance of your authorized preferred stock.

Item 2. Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operation

Overview, page 18

4.   Please consider expanding your overview to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned in evaluating the company's financial condition and operating performance. Refer to Section III.A of SEC Release No. 33-8350 and Item 303(a) of Regulation S-K.

Item 5. Directors and Executive Officers, page 31

5.   You disclose in this section that your Executive Chairman, Mr. Ravich, also serves as Group Managing Director of The TCW Group and that your CFO, Mr. Christ, also serves as Executive Vice President of Aristotle Inc. In light of your executive officers' other business commitments, please indicate in an appropriate place in the filing the number of hours per week that each officer devotes to your operations. Please also consider including risk factor disclosure that addresses limitations on the time and attention these executive officers are able to devote to the company, and possible conflicts of interest faced by management as a result of these activities, in each case to the extent they pose significant risks to the company.

6.   For each of your directors, please briefly discuss the specific experience, qualifications, attributes, or skills that led to the decision that he or she is suited to serve as a director of the company. Refer to Item 401(e)(1) of Regulation S-K.

Item 6. Executive Compensation, page 34

7.   Please ensure that you have filed as exhibits to your filing all management contracts with your named executive officers, as called for by Item 601(b)(10)(iii)(A) of Regulation

S-K. In this regard, we note that the employment agreement with Mr. Chesin described in this section is not filed as an exhibit.

8. You report Mr. Ravich's executive compensation for the year ended September 30, 2014, as a stock award because he elected to take his full salary in the form of stock instead of cash. Please revise to report this compensation as salary in the table. Refer to Instruction 2 to Item 402(n)(2)(iii) of Regulation S-K. Furthermore, reconcile Mr. Chesin's salary figures in the table with your disclosure in the second paragraph, last sentence, on page 36.

9. We note that Ms. Van Buren received compensation for her services as a director. Please reconcile the amount reported in the table for 2015 with your disclosure in the first paragraph, last sentence, on page 36. Furthermore, revise your narrative disclosure to account for the compensation reported in the table for 2014.

10. We refer to your tabular disclosure of the stock and option awards granted to Ms. Van Buren, Mr. Chesin, and Mr. Reisch during your fiscal years 2014 and 2015. Please revise your narrative disclosures to describe the material terms of these grants pursuant to Item 402(o)(4) of Regulation S-K. Furthermore, we note your disclosure regarding the valuation of option awards in the last sentence on page 36. Please expand to disclose the assumptions made in the valuation of stock and option awards in accordance with Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi). In this regard, we note your disclosure in Note 17 to the audited financial statements.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 38

11. You disclose that Faneuil has two contracts with Harland Clarke to provide it with call center services. Please file these contracts as exhibits in accordance with Item 601(b)(10)(ii)(A) of Regulation S-K or advise.

Item 8. Legal Proceedings, page 39

12. You disclose information about a pending legal proceeding. Please revise to also disclose the factual basis of the proceeding and the relief sought in accordance with Item 103 of Regulation S-K. In the alternative, please tell us why further disclosure is not required.

Item 9. Market Price of and Dividends on the Registrant's Common Equity . . . , page 40

13. Your disclosures indicate that you have compensation plans under which your common stock is authorized for issuance. Please revise to disclose the information required under Item 201(d) of Regulation S-K. In this regard, we note your disclosure in Note 17 to your audited financial statements.

Item 10. Recent Sales of Unregistered Securities, page 40

14.   You disclose in Note 4 to your audited financial statements that you executed two
        separate private placements in 2014 in connection with the acquisition of Carpets. Please
        revise to disclose information about these sales in accordance with Item 701 of
        Regulation S-K.

15.   We note your disclosures regarding stock-based compensation that your executive
        officers and directors have received. Please revise to disclose information about these
        sales, including the exemption from registration claimed, in accordance with Item 701 of
        Regulation S-K.

Item 13. Financial Statements and Supplementary Data

General

16.   Please update your financial statements and related disclosure to comply with the
        requirements set forth in Rule 8-08 of Regulation S-X.

Note 2. Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition

Faneuil, page F-11

17.   We note that revenue from non-refundable up-front payments attributable to contract
        implementation is recognized over the initial term of the contract. Please tell us whether
        the setup fees have standalone value. Refer to ASC 605-25-25-5(a). If they do not have
        standalone value, please tell us how you determined that recognition of revenue over the
        contract term is appropriate. Refer to footnote 39 of SAB Topic 13A3.f. As part of your
        response, please quantify for the periods presented the amount of revenue recognized
        from non-refundable up-front payments.

Note 16. Income Taxes, page F-26

18.   Please revise to provide a reconciliation for 2014 of the reported amount of income tax
        expense to what would result from applying the applicable statutory federal income tax
        rates to pretax income (loss) from continuing operations. Refer to ASC 740-10-50-12.

ALJ Regional Holdings, Inc. and Subsidiaries Unaudited Pro Forma Condensed Combined Statement of Operations, page P-3

19.   Please revise to remove adjustment (e). In this regard, we note that the adjustment to remove the historical goodwill impairment is not directly attributable to the acquisition of Phoenix. See Article 11 of Regulation S-X for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Advisor, at (202) 551-6515 or me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information
Technologies and Services

cc: Christopher M. Forrester
        Shearman & Sterling LLP